1(404) 815-2227
reypascual@paulhastings.com

December 5, 2011	76551.00006

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Justin Dobbie, Legal Branch Chief

Re: Greenway Medical Technologies, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed September 23, 2011

File No. 333-175619

Dear Mr. Dobbie:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Greenway Medical Technologies, Inc. (the “Company”), is Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on July 15, 2011 (the “Registration Statement”).

Amendment No. 3 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated October 5, 2011 with respect to Amendment No. 2 to the Registration Statement filed on September 23, 2011 (“Amendment No. 2”) and to include the quarterly financial statements and related information of the Company for the period ended September 30, 2011. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and four marked copies of Amendment No. 3 (against Amendment No. 2). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of Amendment No. 3 unless otherwise indicated. These responses are made on behalf of the Company.

Staff Comments and Company Responses

The Offering, page 7

1.                We note your revision to the paragraph that begins, “The number of shares of common stock to be outstanding immediately after the offering is based on . . . the conversion of our preferred stock to common stock and the election of holders of our preferred stock (excluding those holders who elect to receive such payment in the form of common stock) in connection with the conversion to receive shares of common stock in lieu of a cash payment.” Please revise the added parenthetical information for clarity. As it reads now, it is unclear whether shares elected to be received in lieu of the cash payment are included or excluded from the amount to be outstanding after the offering.

U.S. Securities and Exchange Commission
December 5, 2011

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page 7 of Amendment No. 3.

Annual Cash Incentives, page 73

2.                We note your response to our prior comment 13 and reissue the comment in part. Please revise to disclose the 2011 revenue and EBITDA targets and your actual 2011 revenue and EBITDA. In regards to the sales bookings target for 2011, please address, with greater specificity, how the disclosure of this performance target might be expected to affect the particular business decisions of your competitors and, in so doing, would result in substantial competitive harm to the company. Refer to Instruction 4 to Item 402(b) of Regulation S-K. In the alternative, please revise this section to disclose the target and the actual results achieved.

In response to the Staff’s comment, the Company has revised the disclosure to provide the 2011 revenue and EBITDA targets. Please refer to page 75 of Amendment No. 3. However, the Company respectfully maintains its position that disclosure of the sales bookings targets for the 2011 fiscal year would result in substantial competitive harm to the Company and could be confusing and misleading to investors. Sales bookings include software, hardware, training and implementation as well as transaction, support and business services as applicable for individual contracts. Multiple-period credit is included for certain services to reflect comprehensive contract value and to equalize the compensation basis for premise and cloud-based deployments.

In contrast to the Company’s actual revenue and adjusted EBITDA figures which are disclosed in the Registration Statement, the Company’s actual sales bookings are not disclosed in the Registration Statement. Publication of the Company’s target sales bookings would give the Company’s competitors insight into the Company’s sales bookings expectations and goals, and most importantly, business strategy. Competitors would be able to use the 2011 sales bookings targets to approximate future targets. A primary purpose for the establishment of such targets is to set benchmarks for compensation of the Company’s sales force consistent with Company strategy from time to time. If competitors have access to the Company’s sales bookings targets, it could derive detailed insight into the Company’s business and sales strategy from time to time and use that information to the Company’s detriment and recruit away the Company’s sales employees by offering heightened compensation packages. In addition but equally important, the Company believes that if it is forced to disclose its sales bookings target, the Company will effectively be providing information that could be treated as guidance to the market. While the Company believes that sales bookings can be an indicator of future revenue, sales bookings are non-GAAP figures that do not bear a direct relationship to revenue or EBITDA for any particular period and are impossible to reconcile to Company financial statements.  The determination of sales bookings targets involve many judgments derived from Company strategy from time to time and the need to take into account multiple-period credits and different types of contracts and products involved. For this reason, revealing the sales bookings targets could potentially confuse or mislead investors. The Company instead believes that investors should focus on adjusted EBITDA and revenue rather than sales bookings in evaluating the Company’s performance and to refer to Company guidance if and when provided.

Balance Sheet, page F-3

U.S. Securities and Exchange Commission
December 5, 2011

3.                We note your response to our prior comment 16 that once pricing becomes available and stockholder elections have been determined, if terms of outstanding equity securities change subsequent to the date of the latest balance sheet and the new terms result in a material reduction of permanent equity or, if redemption of a material amount of equity securities will occur in conjunction with the offering, you will include a pro forma balance sheet (excluding effects of offering proceeds) presented alongside of the historical balance sheet giving effect to the change in capitalization, if applicable. Please ensure such presentation includes the cash portion of the liquidation preference payment in addition to additional shares of common stock that will be issued for those holders that elect to receive such payment in the form of common stock.

In response to the Staff’s comment, the Company affirms that once pricing becomes available it will provide, in a future amendment to the Registration Statement, a presentation containing the requested information, if applicable.

Other

4.                The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

In response to the Staff’s comment, the Company affirms it will update its financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the Registration Statement.

5.                Please provide currently dated consents from the independent public accountants in any future amendments. In this regard, since the auditors have updated the date of their opinion, the consent should refer to the respective date of the report.

In response to the Staff’s comment, the Company affirms that it will provide currently dated consents from Grant Thornton LLP, its independent public accountants in all future amendments.

****************

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 3 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 3 or this response letter to me at 404-815-2227.

Very truly yours,

/s/ Reinaldo Pascaul

Reinaldo Pascual

of Paul Hastings LLP

RP:mr

U.S. Securities and Exchange Commission
December 5, 2011

Attachments

cc: Effie Simpson – SEC

Jean Yu – SEC

Susan Block – SEC